Heineken Holding N.V.

RECEIVED

2007 MAR 13 A 10:

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA

07021751

date 5 March 2007

SUPPL

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find a press release dated 2 March 2007.

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,
HEINEKEN HOLDING N.V.

P/o

P.A. Akkerman

PROCESSED

MAR 1 6 2007

THOMSON
FINANCIAL

Encl.

Dw 3/14

File No. 82-5149

Heineken Holding N.V.

Published: 18:10 02.03.2007 GMT+1 /HUGIN /Source: Heineken Holding N.V. /AEX: HEIO /ISIN: NL0000008977

Heineken Holding N.V. shareholding structure adjusted

Amsterdam, 2 March 2007 - Heineken Holding N.V. today announced a change in its shareholding structure. Heineken Holding N.V.'s principal long-term shareholders have decided to combine their shareholdings in a new company called L'Arche Green N.V., established in the Netherlands. L'Arche Green N.V. now has a direct stake in Heineken Holding N.V. of 58.78%. Heineken Holding N.V. will continue to hold a 50.005%-stake in Heineken N.V.

L'Arche Green N.V.'s 58.78%-shareholding in the issued share capital of Heineken Holding N.V. results from the combination of the shareholdings of:

- L'Arche Holding S.A., the Heineken family's holding company, that owned 50.005% of the shares;
- LAC B.V., the Heineken family's holding company, that owned 1.97% of the shares;
- Greenfee B.V., the holding company of the Hoijer family, that owned a 6.81%-stake.

The new shareholder structure does not affect the number of free-float shares or the ultimate ownership of the combined shareholdings. The owners of L'Arche Holding S.A. and Greenfee B.V. have been shareholders of Heineken Holding N.V. since its establishment in 1952.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

END

Press Release Heineken Holding N.V. shareholding structure adjusted

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Visit our website for the presentation and live webcast of the press conference.
http://www.heinekeninternational.com/webcast
At 11.00 a.m. (CET) downloadable images of the press conference will be made available.
http://www.heinekeninternational.com/press/mediakit
